UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

Immune Network Ltd.
(Translation of registrant's name into English)

3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [X ] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

FOR IMMEDIATE RELEASE

Immune Network Ltd. Completes Unit Placement and Allots Incentive Stock Options

VANCOUVER, CANADA, March 7, 2002 - Immune Network Ltd. (OTCBB: IMMKF) has completed a private placement to employees and directors of the company for total proceeds of US $35,000, for general working capital. The company has also authorized new employee and director stock options, based on the current share structure.

The private placement issue is comprised of an aggregate of 3,500,000 units, each unit consisting of one share and two non-transferable share purchase warrants. The shares issued under this private placement are subject to certain resale restrictions under applicable securities laws. The warrants will vest and become exercisable only upon approval by the shareholders at the next annual general meeting of the Company of an increase in the authorized capital of the Company by at least ten million shares. Each vested warrant will entitle its holder to purchase one common share for a period of three years from the date of its issuance at a price of US $0.02; such common shares will also be subject to resale restrictions under applicable securities laws.

The Company continues to seek further equity or debt financing to continue and expand its operations. There is no assurance that such financing will be available in an amount or on such terms as may be necessary to meet the Company's ongoing capital requirements.

The Company has granted employee and director incentive stock options entitling the holders thereof to acquire, subject to vesting, an aggregate total of 48,000,000 common shares for a period of up to ten years at a price of US $0.015 per share. The options will vest and become exercisable only upon approval by the shareholders at the next annual general meeting of the Company of an increase in the authorized capital of the Company by at least ten million shares. Any common shares issued upon exercise of any vested options will be subject to resale restrictions under applicable securities laws.

On behalf of the Board of Directors

Allen Bain, Ph.D., CEO

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

Company Contact:

Investor Relations
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel. (604) 222-5541
Toll Free 1-877-644-5541 Ext. 466
Fax. (604) 222-5542
Internet http://www.immunenetwork.com
Email info@immunenetwork.com
or
CEOcast, Inc. for Immune Network

Mathew Henderson, 212-732-4300

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Securities Act (BC)

Material Change Report Under Section 118(1) of the Securities Act (AB)

Material Change Report Under Section 74 of the Securities Act (ON)

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Immune Network Ltd. (the "Company")
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2. Date of Material Change

State the date of the material change:

March 7, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

March 7, 2002
Vancouver, BC

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announced that it has completed its private placement to employees and directors of the Company for total proceeds of US$35,000. The proceeds will be used for general working capital. The Company also announces that it has granted employee and director incentive stock options entitling the holders to acquire, subject to vesting, an aggregate total of 48,000,000 common shares for a period of up to ten years at a price of US$0.015 per share.

Item 5. Full Description of Material Change

See attached Schedule "A".

Item 6. Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Allen Bain, Ph.D., Chief Executive Officer and President
(604) 222-5541

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, this 7th day of March, 2002.

/s/ Allen Bain
Allen Bain,
Chief Executive Officer

FOR IMMEDIATE RELEASE

Immune Network Ltd. Completes Unit Placement and Allots Incentive Stock Options

VANCOUVER, CANADA, March 7, 2002 - Immune Network Ltd. (OTCBB: IMMKF) has completed a private placement to employees and directors of the company for total proceeds of US $35,000, for general working capital. The company has also authorized new employee and director stock options, based on the current share structure.

The private placement issue is comprised of an aggregate of 3,500,000 units, each unit consisting of one share and two non-transferable share purchase warrants. The shares issued under this private placement are subject to certain resale restrictions under applicable securities laws. The warrants will vest and become exercisable only upon approval by the shareholders at the next annual general meeting of the Company of an increase in the authorized capital of the Company by at least ten million shares. Each vested warrant will entitle its holder to purchase one common share for a period of three years from the date of its issuance at a price of US $0.02; such common shares will also be subject to resale restrictions under applicable securities laws.

The Company continues to seek further equity or debt financing to continue and expand its operations. There is no assurance that such financing will be available in an amount or on such terms as may be necessary to meet the Company's ongoing capital requirements.

The Company has granted employee and director incentive stock options entitling the holders thereof to acquire, subject to vesting, an aggregate total of 48,000,000 common shares for a period of up to ten years at a price of US $0.015 per share. The options will vest and become exercisable only upon approval by the shareholders at the next annual general meeting of the Company of an increase in the authorized capital of the Company by at least ten million shares. Any common shares issued upon exercise of any vested options will be subject to resale restrictions under applicable securities laws.

On behalf of the Board of Directors

Allen Bain, Ph.D., CEO

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

Company Contact:

Investor Relations
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel. (604) 222-5541
Toll Free 1-877-644-5541 Ext. 466
Fax. (604) 222-5542
Internet http://www.immunenetwork.com
Email info@immunenetwork.com

or

CEOcast, Inc. for Immune Network
Mathew Henderson, 212-732-4300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNE NETWORK INC.

Date: March 7th, 2002

/s/ Allen Bain
Allen Bain, Chief Executive Officer